FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
CNPJ/MF No. 47.508.411/0001 -56
Publicly-Held Company

NOTICE TO THE MARKET

     GRUPO PÃO DE AÇÚCAR WILL INVEST R$ 5 BILLION
THROUGH 2012
Latin America’s largest retail company announces record investments in the next three years

Grupo Pão de Açúcar is beginning 2010 with a spirit of optimism and confidence, having announced record investments of R$ 5 billion in Brazil over the next three years (2010-12). The Company’s biggest ever three-year investment plan is 70% higher than the R$ 2.9 billion (including acquisitions) recorded in the previous immediately comparable period (2007-09).

The investments reflect the progress achieved in the last two years, especially in 2009, a period in which the financial structure was consolidated, founded on sustainable bases, advances were made in the sales area, particularly in the existing units, and the number of customers and the average ticket increased, all of which are conducive to the adoption of a highly aggressive growth plan in the coming years. In addition, as an added strategic success factor, the Company is beginning the year with a strengthened team and a consolidated internal culture program, maintaining the focus on results and gains in efficiency initiated in 2008.

Brazil’s economic outlook for 2010 is both positive and more consistent, characterized by an increasing number of jobs and higher earnings, especially in the C and D income groups. For Abilio Diniz, Chairman of the Board, the planned investments underline the Company’s and its shareholders’ confidence in Brazil and in its strong growth potential. “We are passing through exciting times and we expect to see an even stronger economy in the years ahead. We will be following this trajectory and accelerating our organic growth process, expanding our various formats and aligning them with their respective market and consumer profiles, in addition to boosting sales in our existing stores,” he declared.

The figure of R$ 5 billion includes the opening of around 300 new stores through 2012, raising the overall sales area by an average 8% to 9% per year. In 2010 alone, the Group expects to open around 100 new stores, particularly in the Extra Fácil (convenience stores), Extra Supermercado and Assai (wholesale/retail) formats; to renovate existing stores; to invest in infrastructure and logistics; and to acquire strategic sites, which will provide a platform for future growth. The Company will also continue investing in gas stations and drugstores.

With a strong commitment to job creation and the fostering of earnings, the Group’s investment plan for the next three years will generate around 100,000 direct and indirect jobs. This year alone, there will be 40,000 vacancies, 10,000 of which for workers hired directly by the Company. Grupo Pão de Açúcar, including the joint venture with Casas Bahia, is now Brazil’s biggest private-sector employer, with a workforce of 137,000.

ABOUT GRUPO PÃO DE AÇÚCAR

A retail food pioneer in Brazil, Grupo Pão de Açúcar is now the biggest retail company in Latin America, closing 2009 with 1,080 stores (including Ponto Frio), 79 gas stations and 150 drugstores in 18 states and the Federal District, as well as annual sales area growth of 28.2% . The Company opened 46 new stores in 2009: 5 Pão de Açúcar, 2 Extra Hypermarkets, 21 Extra Fácil, 7 Assai and 11 Ponto Frio units, as well as the 457 stores acquired from Ponto Frio in June 2009. With the recent joint venture with Casas Bahia, the Company will add a further 508 stores.

In order to ensure market operations and meet the different needs and expectations of its customers, the Company maintains a multiformat structure comprising supermarkets (Pão de Açúcar, Extra, CompreBem and Sendas), hypermarkets (Extra), electronics/household appliance stores (Ponto Frio, Extra-Eletro), convenience stores (Extra Fácil) and wholesale/retail (Assai Atacadista). It also maintains e-commerce operations in the food, through www.paodeacucar.com.br, and non-food areas, through www.extra.com.br and www.pontofrio.com.br. The joint venture with Casas Bahia will also add the e-commerce web site www.casasbahia.com.br.

Grupo Pão de Açúcar’s shares have been listed on the Bovespa since October 1995 and on the NYSE (level III ADR) since May 1997. In 2009, the Group recorded gross sales of R$ 26.2 billion (including the consolidation of last year’s sales recorded by Ponto Frio as of July).

São Paulo, January 20, 2010.

____________________________________
Daniela Sabbag
Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 20, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Operating Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.